Exhibit 6.9

THIS PATENT LICENSE – USE AND MANUFACTURING AGREEMENT (the “Agreement”) MADE BETWEEN: SILICON TURBINE SYSTEMS, INC., a DELAWARE corporation (Called “STS”) with an address of: 900 E. Hamilton Avenue, Suite 180 Campbell CA, 95008, USA and ADOMANI, INC. a FLORIDA corporation (called “Licensee”) whose address is: 1181 Cadillac court Milpitas CA, 95036.

WHEREAS

A.	STS owns all right, title and interest in and to the Patent Rights (as defined below);

B.	Licensee desires to gain exclusive world wide rights under the Patent Rights to combine these Patent Rights with its own to commercialize and use products covered by the Patent Rights in the Field of Use (as defined below); and

C.	STS is willing to grant and Licensee accepts a license under the Patent Rights restricted to the Field of Use in accordance with the terms and conditions set forth in this Agreement.

D.	Licensee desires to have the ability to manufacture products covered by the Patent Rights for electric powered vehicles shipped under a brand owned by Licensee (“Licensee Branded Product”).

E.	STS is willing to grant a non-exclusive manufacturing license under the Patent Rights restricted to Licensee Branded Products.

IN CONSIDERATION of the preceding recitals and of the following terms, conditions, and promises, the Parties agree as follows:

1)	DEFINITIONS IN THIS AGREEMENT

a)	“Patent Rights” means:

i)	U.S. Patent Applications #61/194,881, #61/323,293, #13/121,472, #14/181,834, and listed in Appendix I (attached) as well as any continuations, divisions, re-issues, re-examinations and extensions thereof and corresponding patents and applications in other countries that claim priority to any of the foregoing.

ii)	Any patent resulting from U.S. Patent Applications #61/194,881, #61/323,293, #13/121,472, #14/181,834, and listed in Appendix I (attached) as well as any continuations, divisions, re-issues, re-examinations and extensions thereof and corresponding patents and patent applications in other countries that claim priority to any of the foregoing.

iii)	Any other patent owned or controlled by STS that is relevant to implement and use a magnetic Vortex Flux Electric Generation system (as defined within the U.S. Patent Applications above in Section 1.a.i.) within the Field of Use.

b)	“Licensed Process,” means any process covered by a claim of the Patent Rights or a claim of any other patent rights licensed under this Agreement. A Licensed Process also includes the provision of any service using a Licensed Product.

c)	“Licensed Product” means any article, kit, equipment, system, unit, product or component part covered by a claim of the Patent Rights or a claim of any other patent rights licensed under this Agreement.

d)	“Exclusive Field of Use” means only:

i)	For the use, solely in combination with Licensee’s own unique technology, systems and/or procedures, to upgrade existing (i.e., previously sold) fossil-fuel vehicles to an all-electric vehicle or to a hybrid electric vehicle.

ii)	Exclusive Field of Use shall not include original manufacture, sale or use of products that are solely built using the technology covered by the Patent Rights.

iii)	The rights to manufacture an STS product covered under this Exclusive Field of Use are limited to uses when combined with Licensee’s unique technology, systems and procedures and must be associated with all-electric or hybrid vehicles.

e)	“Non-Exclusive Field of Use” means only:

i)	For the use, solely in combination with Licensee’s own unique technology, systems and/or procedures, a) to upgrade existing (i.e., previously sold) fossil-fuel vehicles to an all-electric vehicle or to a hybrid electric vehicle or b) for electric powered vehicles shipped under a brand owned by Licensee “Licensee Branded Products”.

ii)	Non-Exclusive Field of Use shall not include original manufacture, sale or use of products that are solely built using the technology covered by the Patent Rights.

iii)	The rights to manufacture an STS product covered under this Non-Exclusive Field of Use are limited to uses when combined with Licensee’s unique technology, systems and procedures and must be associated with all-electric or hybrid vehicles.

iv)	When STS product is combined with Licensee’s own unique technology, systems and procedures the final combined product being an upgraded or new electric or hybrid/electric vehicle, said vehicle can also be used as a back-up form of electric capacity by the vehicle operator and or agent.

f)	“Field of Use” means Exclusive Field of Use and Non-Exclusive Field of Use collectively.

g)	“Affiliate” is a corporation that is a franchisee that also has a franchise license to the Licensee’s technology.

h)	“Grant 1” means the license granted by STS to Licensee in Section 2.a. below.

i)	“Grant 2” means the license granted by STS to Licensee in Section 2.b. below.

j)	“Material Breach” means any breach of License that has not been cured by the Licensee, See 10) c).

2)	GRANT OF LICENSES

a)	“Grant 1”: STS grants Licensee a world-wide, exclusive, royalty-free license under the Patent Rights, to use, sell, offer for sale and export and import Licensed Products within the Exclusive Field of Use and to practice Licensed Processes in the Exclusive Field of Use, subject to the following and to the terms and conditions outlined in this Agreement:

i)	This “Grant 1” is specific to the Exclusive Field of Use and does not grant any rights in the Patent Rights or any other patent rights to the Licensee except as specifically granted. A license to permit any other use of Patent Rights or any other patent rights owned or controlled by STS, whether solely or in combination with others, shall be retained by STS and must be negotiated separately.

ii)	For purposes of clarity, the Parties agree that Licensee may purchase, from third parties, unlicensed products that might otherwise infringe the Patent Rights and that such purchased products may be combined by Licensee with Licensee’s own unique technology, systems and/or procedures to form the Licensed Product within the scope of Grant 1. The foregoing shall not be interpreted as a “foundry right” that might otherwise permit such third parties to sell unlicensed products to parties other than Licensee.

iii)	Sub-licensing: Licensee may grant limited sub-license rights for “Grant 1” only as follows:

(1)	If a sub-license from Licensee is required for use of the Licensed Product or Licensed Process acquired by an end-user from Licensee, then Licensee may grant the end-user a sub-license restricted to use of the purchased Licensed Product or Licensed Process only, provided that the Licensee notifies such end-user of the existence of this license and the terms and conditions, including the restricted Exclusive Field of Use, under which the sublicense is granted. An acceptable form of such notice is “This product is licensed for use only in the electric/hybrid retrofit as supplied by Licensee and or its franchisees.” Such notice may be included in written documentation accompanying tangible hardware or software products or embodied in viewable documentation accompanying electronically distributed products or processes. Such a sub-license to an end-user shall continue for the life of the Licensed Product or Licensed Process or the life of the Patent Rights or any other patent rights which are licensed hereunder, whichever is shorter. Such sub-licenses granted to end-user in place at the time of termination, as defined in Section 10), of this Agreement will continue after termination of this Agreement. An end-user shall not have the right to further sub-license any Patent Rights under this Agreement to any other third party.

(2)	Licensee may grant a sub-license for “Grant 1” within the Exclusive Field of Use to an Affiliate of Licensee provided that Licensee promptly gives written details to STS of the name and address of the Affiliate to which a sub-license is granted. A sub-license granted to an Affiliate will terminate on termination of this Agreement or whenever the sub-licensee ceases to be an Affiliate.

b)	“Grant 2”: STS grants Licensee a worldwide, non-exclusive, royalty-free license under the Patent Rights, to use, sell, offer for sale and export, import and manufacture and have made Licensed Branded Products within the Non-Exclusive Field of Use subject to the following and to the terms and conditions outlined in this Agreement:

i)	This “Grant 2” is specific to the Non-Exclusive Field of Use and does not grant any rights in the Patent Rights or any other patent rights to the Licensee except as specifically granted. A license to permit any other use of Patent Rights or any other patent rights owned or controlled by STS, whether solely or in combination with others, shall be retained by STS and must be negotiated separately.

ii)	For purposes of clarity, the Parties agree that Licensee may purchase, from third parties, unlicensed products that might otherwise infringe the Patent Rights and that such purchased products may be combined by Licensee with Licensee’s own unique technology, systems and/or procedures to form the Licensed Product within the scope of Grant 2. The foregoing shall not be interpreted as a “foundry right” that might otherwise permit such third parties to sell unlicensed products to parties other than Licensee.

c)	Reciprocal Grant by Licensee: Licensee grants STS a worldwide, non-exclusive, royalty-free license outside the Field of Use to any patent rights that Licensee creates, owns or controls during the term of this Agreement that are relevant to or beneficial for implementing vortex flux generation systems.

3)	CONSIDERATION AND REPORTING

a)	License Fees, Royalties and Taxes: These licenses are being granted on a royalty-free basis. The only consideration to STS for the license granted herein is the rights granted to STS under Section 2) c) and Licensee and Sub-licensees promises to be bound by the terms of this Agreement.

b)	All licenses are conditional on and become effective on the closing of an equity investment in STS by Licensee (and/or other related parties) in the amount of USD $3M (the Effective Date). This investment will be finalized under a separate mutually agreed stock purchase and supporting documentation that will have been fully executed no later than December 31, 2014.

4)	MARKING OF PATENT RIGHTS

a)	Patent Marking: The Licensee and any authorized sub-licensee will mark all Licensed Products in a manner consistent with their current patent marking practices for their own products provided appropriate notice is given under the relevant statutes. Where marking is to be performed but the Licensed Product cannot be marked, the patent notice shall be placed on associated tags, labels, packaging, or accompanying documentation either electronic or paper as appropriate. The obligations required of the Licensee and sub-licensee shall be satisfied by including a notice, as may be updated from time to time, of the form; “Covered by one or more claims of U.S. Patent No. 8,692,437, other pending patent applications, and registered trademarks.”

5)	TECHNICAL ASSISTANCE

Effort, Costs and Payment: Unless otherwise mutually agreed to and with appropriate compensation, STS will not provide technical assistance to Licensee or sub-licensees relating to the use of Patent Rights.

6)	PUBLICITY

a)	Announcements: Licensee shall not make any public announcement regarding this Agreement or the terms thereof without the prior approval of STS, such approval will not be unreasonably withheld.

b)	Use of STS’s Name: Licensee may not use STS’s name, any abbreviations, words, or images that apparently refer to STS, or any trade name, trademark, or service mark owned by STS without the prior written consent of STS. STS will undertake in its reasonable discretion, if requested in writing by Licensee, to approve in advance any proposed use of its name. In the event Licensee inadvertently uses STS’s name or other marks without prior approval from STS, Licensee shall promptly notify STS and shall use its reasonable efforts to withdraw from circulation any written material containing such an unapproved use.

7)	REPRESENTATIONS AND WARRANTIES

a)	Representation of Ownership: STS represents that it owns or holds rights to the Patent Rights sufficient to grant a license pursuant to this Agreement.

b)	Non-Warranty of Validity: STS does not warrant the validity of the Patent Rights and makes no representation as to their scope. STS disclaims any warranty of non-infringement of the rights of others under any present or future patent.

Licensee does not warrant the validity of the Patent Rights licensed by it pursuant to this Agreement and makes no representation as to their scope. Licensee disclaims any warranty of non-infringement of the rights of others under any present or future patent.

8)	INFRINGEMENT

a)	Decision to Assert: STS reserves the right in its sole discretion to decide what actions, if any, to take in the event that either Licensee or its Affiliates or STS identifies an infringement of the Patent Rights licensed under this Agreement. STS will be under no obligation to assert the Patent Rights against any alleged infringer. With regards to Grant 2, Licensee agrees that neither Licensee nor its Affiliates shall initiate any action against alleged infringers and that neither Licensee not its affiliates shall be entitled to recover damages for infringement from infringers. With regards to Grant 1, Licensee and its Affiliates agree to liaise with STS and obtain written consent from STS before taking any independent action/s against alleged infringers. STS consent will not be unreasonably withheld.

9)	LIMITATION OF LIABILITY

a)	No Liability: STS shall not be responsible for any losses due to Licensee’s or its Affiliate’s actions and accepts no liability for indirect or consequential damages whatsoever. For greater certainty, STS accepts no liability for direct, indirect or consequential damages whatsoever even if STS has been advised of the possibility of such damages, including, but not limited to, business interruption, lost business revenue, lost profits, failure to realize expected savings, economic loss, loss of data, loss of business opportunity or any claim against Licensee or its Affiliates by any other party.

b)	Reciprocal limitation of Liability: STS agrees that Licensee shall not be responsible for any losses resulting from STS exercising the rights granted under Section 2.c., and Licensee or its Affiliates shall have no liability for indirect or consequential damages due to exercising such rights.

10)	DURATION AND TERMINATION

a)	Date and Duration: This Agreement shall become effective on the Effective Date and remain active for ten (10) years following the date Licensee first ships their own product containing the Patent Rights. The rights and obligations of this Agreement shall remain in effect until expiration of the last patent licensed under this Agreement, or termination by notice in accordance with the provisions of this Agreement.

b)	Termination by STS: This Agreement, at the option of STS, may be terminated forthwith by STS if Licensee defaults or if there is a Material Breach of any provision of this Agreement.

c)	Reparations for Default or Breach: If, upon receipt of STS’s notice of termination of this Agreement, Licensee cures the default or breach within thirty (30) days after notice is given, this Agreement shall continue in full force and effect.

d)	Effect of Change of Control of Licensee: Upon a change of control, whereby an independent entity (or a set of Affiliated entities) purchases 50% or more of the ownership interest in Licensee, in a single transaction or series of transactions, such that the majority owners of the Licensee prior to such transaction or series of transactions are no longer the majority owners of the Licensee, then: i) Grant 1 shall continue for Licensed Products within the Exclusive Field of Use and ii) Grant 2 shall continue within the Non-Exclusive Field of Use but only for Licensed Products that are substantially the same as those of the Licensee prior to the change of control as well as enhancements and derivatives of these.

11)	GENERAL TERMS AND CONDITIONS

a)	Prior Agreement: This Agreement supersedes all prior communications, negotiations and agreements, written or oral, concerning the same subject matter.

b)	Entire Agreement: This Agreement represents the entire Agreement between the Parties as of the Effective Date hereof and may only be subsequently altered or modified by an instrument in writing, signed by the Parties, which expressly states the intention of affecting this Agreement. If any provision of this Agreement is declared by a court of competent jurisdiction to be invalid, illegal, or unenforceable, such provision shall be severed from this Agreement and the other provisions shall remain in full force and effect.

c)	Waiver: A failure by any of the Parties to assert rights arising from any breach or default of this Agreement shall not be regarded as a waiver of rights. No waiver or toleration implies any continuing or future waiver of rights.

d)	Assignment: This Agreement and everything herein contained shall inure to the benefit of and be binding upon the successors and permitted assignees of the Parties hereto, but shall not be assigned, sub-licensed, transferred, conveyed, or encumbered by Licensee, its Affiliates or STS except to the extent otherwise herein expressly provided. STS may assign this Agreement, without the prior consent of Licensee, to any successor to the business of STS or to an acquirer of all or substantially all of the assets of STS. Licensee or its Affiliates shall not assign this Agreement without the prior written consent of STS; any attempt to do so either by agreement or operation of law shall become null and void.

e)	Addresses: Any notice contemplated by this Agreement, unless a different address is subsequently notified by one party to the other in writing, must be sent to the address stated at the beginning of this Agreement where the Parties are identified, either;

i)	By registered mail and then it is deemed to be an effective notice five days after it is sent, or

ii)	By courier or facsimile, and then it is an effective notice only when acknowledged by an official receipt or a return facsimile transmission.

f)	Choice of Law: This Agreement shall be interpreted according to the laws of the State of California in the country of the USA.

..... - SIGNATURE PAGE FOLLOWS - .....

For: SILICON TURBINES SYSTEMS, INC.

Signature:

/s/ Geoff Williamson
By: Geoff Williamson

Its: Chief Executive Officer

Dated: 11 / 07 / 2014

For: ADOMANI, INC.

Signature:

/s/ Kevin Kanning
By: Kevin Kanning

Its: Chief Operating Officer

Dated: 11 / 07 / 2014

Appendix I

Country	Type	Abbrev.	Activity Date	Activity	Ref. Number
USA	Provisional	VFG	30-Sep-08	Filing	61/194,881
Geneva	PCT	VFG	30-Sep-09	Filing	PCT/IB2009/054268
India	National	VFG	21-Mar-11	Filing	1196/KOLNP/2011
Europe	National	VFG	25-Mar-11	Filing	9817354.5
China	National	VFG	30-Mar-11	Filing	200980138391.00
USA	National	VFG	9-Jun-11	Filing	13/121,472 which issued as U.S. Patent No. 8,692,437
USA	Continuation	VFG	17-Feb-14	Filing	14/181,834

Electric Generator VFG

Earliest filing begins with U.S. Provisional Patent Application No. 61/194,881 entitled “Vortex Flux Generator,” abbreviated VFG filed by Richard Adams on September 30, 2008 Internationally filed PCT Application No. PCT/IB2009/054268 claims priority to the foregoing provisional application entitled “Vortex Flux Generator” filed by Richard Adams on September 30, 2009.

U.S. Patent Application No. 13/121,472 is a national stage application of the foregoing PCT application and has issued as U.S. Patent No. 8,692,437.

U.S. Patent Application No. 14/181,834 is a continuation application of the foregoing U.S. application.

Abstract: A method and apparatus for generating electricity by electromagnetic induction, using a magnetic field modulated by the formation, dissipation, and movement of vortices produced by a vortex material such as a type II superconductor. Magnetic field modulation occurs at the microscopic level, facilitating the production of high frequency electric power. Generator inductors are manufactured using microelectronic fabrication, in at least one dimension corresponding to the spacing of vortices. The vortex material fabrication method establishes the alignment of vortices and generator coils, permitting the electromagnetic induction of energy from many vortices into many coils simultaneously as a cumulative output of electricity. A thermoelectric cycle is used to convert heat energy into electricity.

The National filings for USA, Europe, India, China were all initiated through Rick Toering’s office Attorney: Rick Toering, email: mailto:rick@toeringpatents.com (703) 472.9954